Unleash Innovation TSMC, Ltd© 02024 TSMC Property Unleash Innovation 2024 First Quarter Earnings Conference April 18, 2024

Unleash Innovation TSMC, Ltd© 12024 TSMC Property Agenda • Welcome Jeff Su, IR Director • 1Q24 Financial Results and 2Q24 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, CEO • Q&A

Unleash Innovation TSMC, Ltd© 22024 TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2022 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 20, 2023 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation TSMC, Ltd© 32024 TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 1Q24 (In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 18.87 18.0-18.8 19.62 16.72 -3.8% +12.9% Net Revenue 592.64 625.53 508.63 -5.3% +16.5% Gross Margin 53.1% 52%-54% 53.0% 56.3% +0.1 ppt -3.2 ppts Operating Expenses (65.36) (71.62) (55.31) -8.7% +18.2% Operating Margin 42.0% 40%-42% 41.6% 45.5% +0.4 ppt -3.5 ppts Non-Operating Items 17.52 18.07 13.04 -3.0% +34.4% Net Income Attributable to Shareholders of the Parent Company 225.49 238.71 206.99 -5.5% +8.9% Net Profit Margin 38.0% 38.2% 40.7% -0.2 ppt -2.7 ppts EPS (NT Dollar) 8.70 9.21 7.98 -5.5% +8.9% ROE 25.4% 28.1% 27.5% -2.7 ppts -2.1 ppts Shipment (Kpcs, 12"-equiv. Wafer) 3,030 2,957 3,227 +2.5% -6.1% Average Exchange Rate--USD/NTD 31.40 31.10 31.88 30.42 -1.5% +3.2% * Diluted weighted average outstanding shares were 25,930mn units in 1Q24 ** ROE figures are annualized based on average equity attributable to shareholders of the parent company 1Q24 4Q23 1Q23 1Q24 Over 4Q23 1Q24 Over 1Q23

Unleash Innovation TSMC, Ltd© 42024 TSMC Property - 50 100 150 200 250 300 350 400 R e v e n u e ( N T $ B ) 7nm 5nm 3nm 1Q24 Revenue by Technology 7nm and Below Revenue 0.11/0.13um 3% 90nm 1% 0.25um and above 1% 40/45nm 5% 28nm 8% 16nm 9% 0.15/0.18um 4% 65nm 4% 7nm 19% 5nm 37% 3nm 9%

Unleash Innovation TSMC, Ltd© 52024 TSMC Property 1Q24 Revenue by Platform +3% -16% +5% +0% +33% -8% Growth Rate by Platform (QoQ) Automotive 6% DCE 2% Others 2% IoT 6% Smartphone Automotive Others HPC IoT DCE HPC 46% Smartphone 38%

Unleash Innovation TSMC, Ltd© 62024 TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets (In NT$ b illions) Amount % Amount % Amount % Cash & Marketable Securities 1,922.66 33.2% 1,687.65 30.5% 1,589.19 31.6% Accounts Receivable 201.98 3.5% 201.94 3.7% 148.05 2.9% Inventories 267.12 4.6% 250.99 4.5% 216.07 4.3% Long-term Investments 138.47 2.4% 129.44 2.3% 69.91 1.4% Net PP&E 3,051.85 52.7% 3,064.48 55.4% 2,833.40 56.1% Total Assets 5,787.89 100.0% 5,532.37 100.0% 5,045.84 100.0% Current Liabilities 1,026.18 17.7% 913.58 16.5% 873.09 17.3% Long-term Interest-bearing Debts 965.56 16.7% 918.28 16.6% 854.79 16.9% Total Liabilities 2,122.18 36.7% 2,049.11 37.0% 1,952.95 38.7% Total Shareholders' Equity 3,665.71 63.3% 3,483.26 63.0% 3,092.89 61.3% Key Indices A/R Turnover Days Inventory Turnover Days Current Ratio (x) Asset Productivity (x) * Total outstanding shares were 25,934mn units at 3/31/24 ** Asset productivity = Annualized net revenue / Average net PP&E 2.4 2.4 2.3 0.8 0.8 0.7 90 1Q24 4Q23 1Q23 31 31 34 85 96

Unleash Innovation TSMC, Ltd© 72024 TSMC Property Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures (In NT$ billions) 1Q24 4Q23 1Q23 Beginning Balance 1,465.43 1,311.81 1,342.81 Cash from operating activities 436.31 394.83 385.24 Capital expenditures (181.30) (170.16) (302.50) Cash dividends (77.80) (77.80) (71.30) Bonds payable 22.80 9.80 7.30 Investments and others 32.76 (3.05) 23.68 Ending Balance 1,698.20 1,465.43 1,385.23 Free Cash Flow 255.01 224.67 82.74*

Unleash Innovation TSMC, Ltd© 82024 TSMC Property 2Q24 Guidance ◼ Revenue to be between US$19.6 billion and US$20.4 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 32.3 NT dollars, management expects: ◼ Gross profit margin to be between 51% and 53% ◼ Operating profit margin to be between 40% and 42%

Unleash Innovation TSMC, Ltd© 92024 TSMC Property • Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements • TSMC Announces Candidates for Board of Directors (2024/04/12) • TSMC Arizona and U.S. Department of Commerce Announce up to US$6.6 Billion in Proposed CHIPS Act Direct Funding, the Company Plans Third Leading-Edge Fab in Phoenix (2024/04/08) • TSMC Board of Directors Hold a Special Meeting and Approve the Appointment of Senior Vice President of R&D Dr. Y.J. Mii and Senior Vice President of Operations Mr. Y.P. Chyn as Executive Vice Presidents and Co-Chief Operating Officers of TSMC (2024/02/29) • TSMC Celebrates the Opening of JASM in Kumamoto, Japan (2024/02/24) • JASM Set to Expand in Kumamoto, Japan (2024/02/06) • TSMC Board of Directors Approved NT$3.50 Cash Dividend for the Fourth Quarter of 2023 and Set June 13, 2024 as Ex-Dividend Date, June 19, 2024 as the Record Date, and July 11, 2024 as the Distribution Date (2024/02/06) • TSMC Board of Directors Approved the Convening of the 2024 Annual Shareholders’ Meeting on June 4, 2024, at Which an Election for its Ten-Member Board of Directors Will Be Held (2024/02/06) Recap of Recent Major Events

Unleash Innovation TSMC, Ltd© 102024 TSMC Property https://www.tsmc.com invest@tsmc.com